SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            U.S. Wireless Corporation
                            -------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (title of class of securities)

                                    90339C106
                                 --------------
                                 (CUSIP number)

                        Albert S. Dandridge, III, Esquire
                   Mesirov Gelman Jaffe Cramer & Jamieson, LLP
                               1735 Market Street
                             Philadelphia, PA 19103
                                  215-994-1257
          ------------------------------------------------------------
          (Name, address and telephone number of persons authorized to receive notices and communications)


                                  March 3, 1999
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

-------------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 90339C106                    13D                           Page 2 of 8
--------------------------------------------------------------------------------

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1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |           Global Technologies, Ltd.
      |
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2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |X|
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3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |                         WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      |      PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |                         DELAWARE
--------------------------------------------------------------------------------
                                   | 7         | SOLE VOTING POWER
                                   | 2,000,000*|
                                   |           |
      NUMBER OF SHARES             |-----------|--------------------------------
        BENEFICIALLY               | 8         | SHARED VOTING POWER
       OWNED BY EACH               |    -0-    |
      REPORTING PERSON             |           |
            WITH                   |-----------|--------------------------------
                                   | 9         | SOLE DISPOSITIVE POWER
                                   | 2,000,000*|
                                   |           |
                                   |-----------|--------------------------------
                                   | 10        | SHARED DISPOSITIVE POWER
                                   |    -0-    |
                                   |           |
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |                           2,000,000*
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES                                                             |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |                           11.15%*
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |                           CO
--------------------------------------------------------------------------------
*The Series B Preferred Stock of the Company held by the Reporting Person is convertible until March 2000 into 2,000,000 shares of Common Stock of the Company. Thereafter, the Series B Preferred Stock is convertible into 3,000,000 shares of Common Stock. Assuming no further issuances of equity by the Company until that date, the 3,000,000 shares of Common Stock will represent approximately 15.25% of the outstanding Common Stock of the Company.

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock") of U.S. Wireless Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2303 Camino Ramon, Suite 200, San Ramon, California 94583.

Item 2. Identity and Background

     (a) This statement is being filed by Global Technologies, Ltd. (formerly Interactive Flight Technologies, Inc.) herein referred to as the "Reporting Person." The Reporting Person is a Delaware corporation.

     (b) The business address of the Reporting Person is 1811 Chestnut Street, Suite 120, Philadelphia, Pennsylvania 19103.

     (c) The Reporting Person is a publicly held diversified technology-based company. For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Person, reference is made to Exhibit I annexed hereto and incorporated herein by reference.

     (d) The Reporting Person has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Not Applicable.

Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to a Securities Purchase Agreement dated as of March 3, 1999 and amended as of March 23, 1999 and July 20, 1999 (the "Securities Purchase Agreement") by and among the Company and Interactive Flight Technologies, Inc., Liberty Ventures I, L.P. and WT Holding, Inc. (the "Investors"), the Investors were entitled, subject to compliance with the terms and conditions set forth therein to purchase 50,000 shares of Series B Preferred Stock (the "Series B Preferred Stock"), of the Company for an aggregate consideration of $5,000,000. Pursuant to the Securities Purchase Agreement, the Reporting Person purchased an aggregate of 30,000 shares of Series B Preferred Stock for an aggregate cash purchase price of $3,000,000. The Reporting Person obtained funds to make its purchase from its working capital.

Item 4. Purpose of Transaction

     The Reporting Person purchased the Series B Preferred Stock for general investment purposes and retains the right to change its investment intent. Subject to market conditions and other factors, including the provisions of Securities Purchase Agreement and the registration rights provisions included therein, the Reporting Person may acquire or dispose of securities of the Company from time to time in future open-market, privately negotiated or other transactions.

     Each share of Series B Preferred Stock is convertible, at the option of the holder, into approximately 67 shares of Common Stock until March 2000, after which each such share is convertible into 100 shares of Common Stock. The Series B Preferred Stock is subject to mandatory conversion into Common Stock at any time after 12 months has elapsed from issuance at a conversion rate of 100 shares of Common Stock in the event the closing price from the Common Stock as reported on NASDAQ is at least $5.00 per share for 30 consecutive trading days.

     The Series B Preferred Stock entitles the holder to receive $100 per share liquidation preference before any distributions to holders of Common Stock in the event of a liquidation of the Company. In addition, the Reporting Person and the other Investors have, as a separate class, elected one member to the Company's Board of Directors and one additional individual as an observer to the Board. The Reporting Person elected Irwin L. Gross, the Reporting Person's Chairman and Chief Executive Officer, to serve on the Company's Board. As a condition to making the investment, the Reporting Person also obtained certain registration rights relating to the acquisition under the Securities Act of 1933 of those shares of Common Stock into which the Series B Preferred Stock held by the Reporting Person is convertible. Pursuant to an amendment of the Subscription Agreement, the Reporting Person temporarily waived these registration rights. The waiver period has ended and, pursuant to the amendment, the Reporting Person currently has both demand and piggyback registration rights.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person currently beneficially owns 11.15% of the Common Stock (based on a conversion rate of 67 shares of Common Stock per share of Series B Preferred Stock) and, assuming no further share issuances until March 2000, will beneficially own 15.25% of the Common Stock at that time (based on a conversion rate of 100 shares of Common Stock per share of Series B Preferred Stock). Both percentages assume full conversion of the Company's Series A Preferred Stock (into 560,000 shares of Common Stock) and the Series B Preferred Stock (into 3,350,000 and 5,000,000 shares based on conversion at the 67 share rate and 100 share rate, respectively).

     (b) The Reporting Person has sole investment and voting power with respect to the Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of any shares of Common Stock other than those which the Reporting Person has acquired pursuant to the Securities Purchase Agreement.

     (c) No transactions in the shares were effected by the Reporting Person during the past 60 days except as set forth in this statement on Schedule 13D.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

     See Items 3 and 4 which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     Exhibit 1 - Securities Purchase Agreement dated as of March 3, 1999 and amended as of March 23, 1999 and July 20, 1999, by and among U.S. Wireless Corporation, Interactive Flight Technologies, Inc., Liberty Ventures I, L.P. and WT Holding, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            GLOBAL TECHNOLOGIES, LTD.



Dated: February 8, 2000                     By: /s/ Irwin L. Gross
                                                --------------------------------
                                                Irwin L. Gross, Chairman

                                                                      Schedule I


                      Information with Respect to Executive
                    Officers and Directors of the Undersigned


     The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Global Technologies, Ltd., the business address of each of which is 1811 Chestnut Street, Suite 120, Philadelphia, Pennsylvania 19103, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) , and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws except as reported in Item 2(d) of this
Schedule 13D.

Corporate Officers
------------------

Irwin L. Gross
Chief Executive Officer

James W. Fox
President and Chief Operating Officer

Patrick J. Fodale
Vice President and Chief Financial Officer

David N. Shevrin
Vice President and Secretary

S. Lance Silver
General Counsel


Board of Directors
------------------

Irwin L. Gross
Chairman of the Board and
Chief Executive Officer of
Global Technologies, Ltd.

Charles T. Condy                               244 California Street, Suite 510
Chairman and Chief Executive Officer of        San Francisco, California 94111
Next Century Restaurants, Inc.

Stephen Schachman                              19 W. Lancaster Avenue
Owner, Public Affairs Management               Ardmore, Pennsylvania 19003

Dr. M. Moshe Porat                             111 Speakman Hall
Dean of the School of Business                 Philadelphia, Pennsylvania 19122
and Management at Temple University

James W. Fox
President and Chief Operating Officer of
Global Technologies, Ltd.

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                     PURCHASE OF SERIES B PREFERRED STOCK OF
                            U.S. WIRELESS CORPORATION



                                       BY



                     INTERACTIVE FLIGHT TECHNOLOGIES, INC.,

                            LIBERTY VENTURES I, L.P.

                                       AND

                                WT HOLDING, INC.






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

                                TABLE OF CONTENTS

Document Description                                                     Tab
--------------------                                                     ---

Subscription Agreement                                                     1

Amendment No. 1 to Subscription Agreement                                  2

Addendum to Subscription Agreement                                         3

Amended and Restated Certificate of Incorporation                          4

Certificate of Amendment of Certificate of Incorporation                   5

Risk Factors                                                               6

Escrow Agreement                                                           7

Letter Agreement Re Voting of Oliver Hilsenrath's Shares
  of Common Stock                                                          8

U.S. Small Business Administration Documents                               9

Letter from David Klarman re Notification of Stockholder
  Approval of the Transaction                                             10

Stock Certificates                                                        11

                             SUBSCRIPTION AGREEMENT

THE SECURITIES OFFERED PURSUANT TO THIS SUBSCRIPTION AGREEMENT, INCLUDING THE APPENDICIES ATTACHED HERETO (COLLECTIVELY, THE "OFFERING MATERIALS"), HAVE NOT BEEN FILED OR REGISTERED WITH OR APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS. NO STATE SECURITIES LAW ADMINISTRATOR HAS PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR THE ADEQUACY OF THE OFFERING MATERIALS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE SECURITIES OFFERED HEREBY ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND APPLICABLE STATE SECURITIES LAWS FOR NON-PUBLIC OFFERINGS. SUCH EXEMPTIONS LIMIT THE TYPES OF INVESTORS TO WHICH THE OFFERING WILL BE MADE AND RESTRICT SUBSEQUENT TRANSFER OF THE INTERESTS.

THE OFFERING MATERIALS HAVE NOT BEEN FILED WITH OR REVIEWED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER COMMISSION OR REGULATORY AUTHORITY AND HAVE NOT BEEN FILED WITH OR REVIEWED BY THE ATTORNEY GENERALS OF THE STATES OF NEW YORK OR NEW JERSEY OR ANY OTHER STATE; NOR HAS ANY SUCH COMMISSION, AUTHORITY OR ATTORNEY GENERAL DETERMINED WHETHER THEY ARE ACCURATE OR COMPLETE OR PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. ONLY THOSE WHO CAN BEAR THE RISK OF LOSS OF THEIR ENTIRE INVESTMENT SHOULD INVEST. SEE "RISK FACTORS."

STATEMENTS CONTAINED IN THE OFFERING MATERIALS WHICH ARE NOT HISTORICAL FACTS MAY BE CONSIDERED FORWARD LOOKING INFORMATION WITH RESPECT TO PLANS, PROJECTIONS OR FUTURE PERFORMANCE OF THE COMPANY, AS DEFINED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED.

THE SECURITIES OFFERED HEREBY WILL BE ISSUED PURSUANT TO A CLAIM OF EXEMPTION FROM THE REGISTRATION OR QUALIFICATION PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS AND MAY NOT BE SOLD OR

TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK AND ONLY PERSONS WHO ARE ABLE TO BEAR THE FINANCIAL RISK OF A COMPLETE LOSS OF THEIR INVESTMENT SHOULD CONSIDER PURCHASING THE SECURITIES (SEE "RISK FACTORS"). RISKS INVOLVED IN THE PURCHASE OF THE SECURITIES OFFERED HEREBY INCLUDE, AMONG OTHERS, THE RISK THAT THERE IS A LIMITED PUBLIC TRADING MARKET FOR THE COMMON STOCK OF THE COMPANY AND THAT THERE IS NO MARKET FOR THE SECURITIES OFFERED HEREBY. THERE CAN BE NO ASSURANCES THAT A TRADING MARKET WILL DEVELOP OR THAT, IF DEVELOPED, IT WILL BE SUSTAINED FOR ANY PERIOD OF TIME. THE SECURITIES MAY NOT BE TRANSFERRED OR RESOLD EXCEPT PURSUANT TO A REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION THEREFROM. FOR THESE REASONS, AN INVESTOR MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT AND TO RETAIN HIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. ACCORDINGLY, IN DETERMINING WHETHER AN INVESTOR CAN BEAR THE ECONOMIC RISK OF THIS INVESTMENT, AN INVESTOR SHOULD CONSIDER, AMONG OTHER FACTORS, WHETHER SUCH INVESTOR CAN AFFORD TO HOLD SUCH SECURITIES FOR AN INDEFINITE PERIOD AND WHETHER AT THE TIME OF INVESTMENT SUCH INVESTOR CAN AFFORD A COMPLETE LOSS OF HIS INVESTMENT.

IF ANY PERSON ELECTS NOT TO MAKE AN OFFER TO ACQUIRE THE SECURITIES OFFERED HEREBY OR SUCH OFFER IS REJECTED IN WHOLE BY THE COMPANY, SUCH PERSON, BY ACCEPTING DELIVERY OF THE OFFERING MATERIALS, AGREES TO RETURN THE OFFERING MATERIALS AND ALL RELATED DOCUMENTS ENCLOSED HEREWITH OR FURNISHED SUBSEQUENTLY TO THE COMPANY AT ITS OFFICES AT 2303 CAMINO RAMON, SAN RAMON, CALIFORNIA 94583.

THE CONTENTS OF THE OFFERING MATERIALS ARE NOT TO BE CONSTRUED AS PROVIDING TAX, LEGAL, INVESTMENT OR OTHER ADVICE. EACH INVESTOR SHOULD CONSULT HIS OWN COUNSEL, ACCOUNTANT OR TAX OR BUSINESS ADVISOR AS TO TAX, LEGAL AND RELATED MATTERS CONCERNING THIS INVESTMENT.

SALES OF THE SECURTIES CAN ONLY BE CONSUMMATED BY ACCEPTANCE BY THE COMPANY OF OFFERS, WHICH ARE TENDERED TO THE COMPANY BY PROSPECTIVE INVESTORS, TO PURCHASE SUCH SECURITIES. NO SOLICITATION OF ANY SUCH OFFER (INCLUDING ANY SOLICITATION WHICH MAY BE CONSTRUED AS AN "OFFER" UNDER FEDERAL AND/OR STATE

SECURITIES LAWS) TO SUCH PROSPECTIVE INVESTORS IS AUTHORIZED WITHOUT THE PRIOR APPROVAL BY THE COMPANY. THE COMPANY RESERVES THE RIGHT TO REVOKE THE OFFER MADE HEREBY AND TO REJECT ANY OFFER TO PURCHASE THE SECURITIES BY ANY PROSPECTIVE INVESTOR, IN WHOLE OR IN PART.

THE COMPANY SHALL, PRIOR TO THE SALE OF ANY SECURITIES, ALLOW EACH INVESTOR OR HIS AGENT, REPRESENTATIVE, ACCOUNTANT AND/OR ATTORNEY THE OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM ANY PERSON AUTHORIZED TO ACT ON BEHALF OF THE COMPANY CONCERNING ANY ASPECT OF THE INVESTMENT AND TO OBTAIN ANY ADDITIONAL INFORMATION (TO THE EXTENT THE COMPANY POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE) NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION CONTAINED IN THE OFFERING MATERIALS. INVESTORS OR THEIR REPRESENTATIVES HAVING QUESTIONS OR DESIRING ADDITIONAL INFORMATION SHOULD CONTACT THE COMPANY AT ITS EXECUTIVE OFFICES.

                                BLUE SKY LEGENDS

INVESTORS AND/OR THEIR REPRESENTATIVES SHOULD REVIEW THE FOLLOWING LEGENDS REQUIRED BY CERTAIN JURISDICTIONS AND BE AWARE OF THEIR CONTENTS. PLEASE REVIEW THE FOLLOWING MATERIAL CAREFULLY TO DETERMINE WHETHER ANY OF THESE LEGENDS APPLY.

                        NOTICE TO RESIDENTS OF ALL STATES

THESE SECURITES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         NOTICE TO CALIFORNIA RESIDENTS

THE COMMISSIONER OF THE STATE OF CALIFORNIA DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF THE SECURITIES.

                         NOTICE TO CONNECTICUT RESIDENTS

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SECTION 36-485 OF THE CONNECTICUT UNIFORM SECURITIES ACT BUT WILL BE SOLD IN RELIANCE ON AN EXEMPTION FROM SUCH REGISTRATION SET FORTH IN SECTION 36-490(B)(9)(A) OF SAID ACT AND REGULATIONS PROMULGATED THEREUNDER. THE SECURITIES CANNOT BE RESOLD WITHOUT REGISTRATION UNDER SECTION 36-485 OF SAID ACT OR AN EXEMPTION FROM REGISTRATION PURSUANT TO
SECTION 36-490 OF SAID ACT.

                           NOTICE TO FLORIDA RESIDENTS

PURSUANT TO SECTION 517.061(11)(a)(5) OF THE FLORIDA STATUTE, FLORIDA INVESTORS HAVE A THREE DAY RIGHT OF RECISSION. IF A FLORIDA RESIDENT HAS EXECUTED A SUBSCRIPTION AGREEMENT, HE MAY ELECT, WITHIN THREE BUSINESS DAYS AFTER SIGNING THE SUBSCRIPTION AGREEMENT, TO WITHDRAW FROM THE SUBSCRIPTION AGREEMENT AND RECEIVE A FULL REFUND AND RETURN (WITHOUT INTEREST) OF ANY MONEY PAID BY HIM. A FLORIDA RESIDENT'S WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH SUCH WITHDRAWAL, A FLORIDA RESIDENT NEED ONLY SEND A LETTER OR TELEGRAM TO THE PARTNERSHIP AT THE ADDRESS SET FORTH IN THIS INVESTMENT SUMMARY INDICATING HIS INTENTION TO WITHDRAW. SUCH LETTER OR TELEGRAM MUST BE SENT AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IF A FLORIDA RESIDENT SENDS A LETTER, IT IS PRUDENT TO SEND IT BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME AND DATE WHEN IT IS MAILED. SHOULD A FLORIDA RESIDENT MAKE THIS REQUEST ORALLY, HE SHOULD ASK FOR WRITTEN CONFIRMATION THAT HIS REQUEST HAS BEEN RECEIVED.

                           NOTICE TO GEORGIA RESIDENTS

THE SECURITIES OFFERED HEREBY MAY BE ISSUED OR SOLD IN RELIANCE ON PARAGRAPH
(13) OF CODE SECTION 10-5-9 OF THE GEORGIA SECURITIES ACT OF 1973 AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER SUCH ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT.

                             FOR CANADIAN RESIDENTS

SECURITIES LEGISLATION IN CERTAIN OF THE PROVINCES OF CANADA PROVIDES INVESTORS WITH, IN ADDITION TO ANY OTHER RIGHTS THEY MAY HAVE AT LAW, RIGHTS OF RECISSION OR TO DAMAGES, OR BOTH, WHERE THE FINAL CANADIAN OFFERING MEMORANDUM TO BE DELIVERED TO PURCHASERS, DESCRIBING, AMONG OTHER THINGS, THE DETAILS OF THE SECURITIES TO BE OFFERED, CONTAINS A MISREPRESENTATION (AS SUCH TERM MAY BE DEFINED IN THE APPLICABLE STATUTES). HOWEVER, SUCH RIGHTS MUST BE EXERCISED WITHIN PRESCRIBED TIME LIMITS AND ARE SUBJECT TO THE DEFENSES CONTAINED IN APPLICABLE SECURITIES LEGISLATION. INVESTORS SHOULD REFER TO THE APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THEIR RESPECTIVE PROVINCES OR CONSULT WITH A LEGAL ADVISOR FOR THE PARTICULARS OF THESE RIGHTS. THE FOLLOWING IS A SUMMARY OF THE RIGHTS OF RECISSION OR TO DAMAGES, OR BOTH, AVAILABLE TO INVESTORS UNDER THE SECURITIES LEGISLATION OF CERTAIN OF THE PROVINCES OF CANADA OR PROVIDED BY CONTRACT. THE FOLLOWING CONTRACTUAL RIGHTS OF ACTION FOR RESCISSION AND/OR DAMAGES SHALL BE GRANTED TO PURCHASERS BY THEIR PURCHASE OF THE SECURITIES OFFERED HEREBY.

                          FOR UNITED KINGDOM RESIDENTS

NO PROSPECTUS HAS BEEN OR WILL BE REGISTERED IN THE UNITED KINGDOM IN RESPECT OF THE SECURITIES OFFERED HEREBY, AND ACCORDINGLY, THIS DOCUMENT MUST NOT BE DISTRIBUTED, NOR MAY THE SECURITIES BE OFFERED, IN THE UNITED KINGDOM EXCEPT TO PERSONS WHOSE ORDINARY BUSINESS IT IS TO BUY OR SELL SECURITIES OR DEBENTURES, WHETHER AS PRINCIPAL OR AGENT. THIS DOCUMENT MAY NOT BE PASSED TO ANY PERSON IN THE UNITED KINGDOM UNLESS THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 9(3) OF THE FINANCIAL SERVICE ACT OF 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1988 (AS AMENDED).

                            U.S. WIRELESS CORPORATION

                                                      March, 1999

     Re:  Private Placement of the Company's Securities

Dear Subscriber:

     U.S. Wireless Corporation (the "Company") is offering to sell to certain "Accredited Investors," as described under "Suitability Standards" below (the "Offering"), shares of the Company's common stock, par value $.01 per share (the "Common Stock"), or in the alternative shares of a Series B Preferred Stock, through its officers and directors. The shares of Common Stock and Series B Preferred Stock are referred to as the "Shares" or "Securities". The Company is offering up to an aggregate of 10,000,000 shares of Common Stock or 50,000 shares of Series B Preferred Stock which are convertible into 5,000,000 shares of Common Stock as provided herein, or a combination thereof which, through the sales of shares of Common Stock or shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock sold in the Offering, does not exceed 10,000,000 shares of Common Stock in the aggregate. Investors may purchase either shares of Common Stock or shares of a Series B Preferred Stock, with the rights and preferences described below. Annexed hereto as Appendix B is a copy of the Company's restated certificate of incorporation to be filed upon consummation of this Offering, authorizing the shares of Series B Preferred Stock. All references herein to the sale of shares of Common Stock in this Offering also reflect shares of Common Stock issuable upon the conversion of the shares of Series B Preferred Stock.

     Inasmuch as the shares of Common Stock issued in the offering are being issued at a discount to the current market price and shall be dilutive on the stockholders' interests in an aggregate of more than 20%, the Corporation is seeking stockholder approval of the offering in compliance with Rule 4310(c)(25)(H)(i)(d)(2) of the NASDAQ Stock Market, Marketplace Rules. The rule states that stockholder approval is required for transactions, other than public offerings, which involve the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) of 20% or more of the common stock (or voting power) outstanding, before the issuance, at less than the greater of market or book value. Currently, the Corporation has 13,556,188 shares of Common Stock issued and outstanding, and, therefore, the Company can only issue 2,700,000 shares of Common Stock, or shares of Series B Preferred Stock convertible into 2,700,000 shares of Common Stock, without stockholder approval. In order to consummate the sale of additional shares of Common Stock the Company has scheduled a special meeting of its stockholders for March 26, 1999. The stockholders are only being asked to approve the sale of shares of Common Stock or Series B Preferred Stock convertible into Common Stock in excess of 2,700,000 shares. Upon execution of this subscription agreement, a portion of the funds shall be escrowed, as described below, in an interest bearing escrow account, until the meeting, at which time if the stockholders approve the Offering the shares of Common Stock or Series B Preferred Stock convertible into Common Stock subscribed for shall be issued against disbursement from the escrow account. In the event that the stockholders do not approve the Offering the funds held in escrow shall be returned to the investors, with interest but without any deductions. The portion of the investment which has not been escrowed may not be rescinded, revoked or withdrawn by the undersigned, in the event that the stockholders do not approve the Offering.

                                  THE OFFERING

Securities Offered:                          50,000 shares of Series B Preferred
                                             Stock, at $100.00 per share.
                                             10,000,000 shares of Common Stock,
                                             at $1.00 per share or a combination
                                             thereof not to exceed 10,000,000
                                             shares of Common Stock

Terms of the Series B Preferred Stock:

Conversion                                   Each share of Series B Preferred
                                             Stock is convertible into 100
                                             shares of the Company's Common
                                             Stock, at the option of each
                                             individual holder, at any time,
                                             commencing 90 days after the
                                             closing date at a conversion rate
                                             equal to $1.00 per share, subject
                                             to adjustment upon the occurrence
                                             of certain events as described in
                                             the Company's Restated Certificate
                                             of Incorporation, including,
                                             without limitation, the issuance of
                                             shares of the Company's Common
                                             Stock as a dividend and any
                                             recapitalization, reclassification
                                             or split-up or reverse split of the
                                             Company's Common Stock. The shares
                                             of Series B Preferred Stock shall
                                             be automatically converted into
                                             shares of Common Stock at such time
                                             as the closing price for the shares
                                             of Common Stock as reported on
                                             NASDAQ has been at least $5.00 for
                                             30 consecutive trading days.

Liquidation Preference                       Upon the liquidation, dissolution
                                             or winding up of the Company,
                                             holders of the Series B Preferred
                                             Stock will be entitled to receive,
                                             on a ratable basis, out of assets
                                             of the Company legally available
                                             for distribution to its
                                             stockholders before making any
                                             payment to holders of the Company's
                                             Common Stock, on an equal priority,
                                             pari passu basis, with the holders
                                             of the then outstanding shares of
                                             Series A Preferred Stock, an amount
                                             per share equal to the original
                                             issuance price of $100.00 per
                                             share.

Voting Rights                                The holders of Series B Preferred
                                             Stock, voting as a separate voting
                                             group, shall be entitled to vote
                                             (i) to elect one member to the
                                             Company's Board of Directors and
                                             one additional individual as an
                                             observer to such Board, until the
                                             earlier of such time as (1) 50% of
                                             the shares of Series B Preferred
                                             Stock have been voluntarily
                                             converted into shares of Common
                                             Stock, and (2) in the event of a
                                             mandatory conversion of the Series
                                             B Preferred Stock, an aggregate of
                                             50% of the total number of shares
                                             of Common Stock issued upon
                                             conversion of the Series B
                                             Preferred Stock, whether through
                                             voluntary or mandatory conversion,
                                             have been resold; (ii) on the
                                             issuance of capital stock ranking
                                             senior to or on a parity with the
                                             Series B Preferred Stock
                                             (including, without limitation, the
                                             authorization of any additional
                                             shares of Series B Preferred
                                             Stock); and (iii) on any change in
                                             the terms of the Series B Preferred
                                             Stock, in each case with each share
                                             of Series B Preferred Stock having
                                             one vote.

General Provisions:

Transfer Restrictions The Securities offered hereby have not been registered under the Securities Act of 1933, as amended (the "Act"), and are subject to restrictions on transfer.

Registration Rights                          The Company shall file a
                                             registration statement to register
                                             for resale all of the shares of
                                             Common Stock underlying the Series
                                             B Preferred Stock within 90 days
                                             following the special meeting of
                                             stockholders to approve the
                                             issuance of certain of the Shares,
                                             and use all reasonable efforts to
                                             cause the registration statement to
                                             become effective as soon as
                                             possible and remain effective for
                                             two years. Shares of Common Stock
                                             in excess of 835,000 shares sold
                                             under the registration statement
                                             shall be subject to certain volume
                                             restrictions in accordance with the
                                             "Holdback" provisions described
                                             herein. Suitability Standards Sales
                                             of the Series B Preferred Stock
                                             will be made only to (i) "Qualified
                                             Institutional Buyers," as defined
                                             in Rule 144A under the Act, and
                                             (ii) "accredited investors," as
                                             such term is defined in Rule 501(a)
                                             of Regulation D promulgated under
                                             the Act ("Regulation D").

Escrow and Stockholder Approval              Subscription funds received in the
                                             Offering in excess of $2,700,000
                                             shall be placed in the attorney
                                             trust interest bearing account (the
                                             "Escrow Account") of Mesirov Gelman
                                             Jaffe Cramer & Jamieson, LLP, 1735
                                             Market Street Philadelphia, PA
                                             19103-7598, as escrow agent
                                             ("Escrow Agent"), pending the
                                             special meeting of the stockholders
                                             of the Company scheduled for March
                                             26, 1999, as may be adjourned, but
                                             not later than April 30, 1999. In
                                             the event that the stockholders
                                             approve the Offering, the funds,
                                             together with the interest thereon,
                                             shall be released from the Escrow
                                             Account to the Company against the
                                             issuance of shares of Series B
                                             Preferred Stock. If the
                                             stockholders do not approve the
                                             Offering then the escrowed funds
                                             shall be returned to the investors,
                                             with interest but without
                                             deduction. The shares of Series B
                                             Preferred Stock issued prior to the
                                             special meeting for proceeds of
                                             $2,700,000 shall not be affected by
                                             the vote of the stockholders.

Risk Factors                                 Investment in the Company involves
                                             a high degree of risk including
                                             those set forth in Appendix C
                                             hereto and in the Company's
                                             periodic reports and registration
                                             statements as filed by the Company
                                             with the Securities and Exchange
                                             Commission (the "SEC"). The Shares
                                             have not been registered under the
                                             Act or any foreign or state
                                             securities laws. The Shares may not
                                             be resold until registration under
                                             the Act in accordance with the
                                             registration rights described
                                             herein or otherwise, or pursuant to
                                             an exemption from registration.

Use of Proceeds                              The use of proceeds from the
                                             Offering of Shares shall be for
                                             general working capital purposes.

NASDAQ Small Cap Stock Market Symbol         Common Stock - USWC; there shall be
                                             no public market Small Cap Stock
                                             Market Symbol established for the
                                             shares of Series B Preferred Stock.
                                             See "Risk Factors" in Appendix C.

     The Company incorporates by reference, which subscribers acknowledge access to, all reports filed by the Company with the SEC including, but not limited to, the Company's 10-KSB Annual Report for the year ended March 31, 1998 and the Company's Form 10-QSB quarterly report for the quarter ended December 31, 1998, which subscribers have reviewed.

     At the initial closing of the sale of an aggregate of 27,000 shares of Series B Preferred Stock to the investors, the undersigned shall deliver to the Company the following:

        (A) two (2) fully executed copies of this Subscription Agreement (including the completion of Appendix A hereto);

        (B) one (1) fully executed Investor Questionnaire;

        (C) one (1) fully executed Escrow Agreement (in the form attached as Appendix D hereto); and

        (D) payment for the Shares as provided below.

     At each closing of the sale of shares of Series B Preferred Stock to the investors, the Company shall deliver to the undersigned the following:

        (A) one (1) fully executed copy of this Subscription Agreement (including the completion of Appendix A hereto), countersigned by the Company;

        (B) one (1) fully executed copy of the Escrow Agreement (in the form attached as Appendix A hereto); and

        (C) stock certificates evidencing the Shares registered in the name of the undersigned, in form satisfactory to the undersigned.

     Payments made hereunder should be made by wire transfer or by certified check, as follows:

     (i) Funds not to be escrowed should be delivered to the order of U.S. WIRELESS CORPORATION in the amount equal to the purchase price for the number of Shares being subscribed. Wires should be directed as follows:

                To: Citibank, N.A.
                ABA: 021000089
                For the Account of: Dean Witter
                Account No. 40611172
                For Further credit to: U.S. Wireless Corporation
                Account No. 686-22771-82

     (ii) Funds to be escrowed should be delivered to the order of Mesirov Gelman Jaffe Cramer & Jamieson, LLP, attorney trust account, in the amount equal to the purchase price for the number of Shares being subscribed.

     The Securities issuable hereof have not been registered in accordance with the registration provisions of the Act, and are being offered and sold by the Company in reliance upon an exemption from registration under Sections 4(2) of the Act and Regulation D.

     You have indicated your desire to participate in this private offering and to subscribe to and purchase such number of Securities in the amount provided in the acknowledgment below, receipt of which the Company acknowledges.

     As an inducement to the Company to accept your subscription, you represent and warrant as follows:

     (A) You acknowledge and understand that the offering and sale of the Securities are intended to be exempt from registration under the Act, by virtue of Sections 4(2) and 4(6) of the Act, and Regulation D and, in accordance therewith and in furtherance thereof, you represent and warrant to and agree with the Company as follows [Please check statements applicable to you]:

     The undersigned is an "accredited investor" as defined under the Act, confirmation of which is provided in Appendix A to this Subscription Agreement.

     In addition to the above criteria, if you are a resident of the State of California, [Please check each item]:

     -- You confirm that you have the capacity to protect your own interests in connection with this transaction by reason of your business and financial experience.

     -- You are able to bear the financial and economic risk of your investment and bear the risk of the loss of your entire investment.

     -- Your investment does not exceed 10% of your net worth or joint net worth with that of your spouse.

     (B) You have such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of making this investment, and you or your representatives have received such information requested by you concerning the business, management and financial affairs of the Company in order to evaluate the merits and risks of making this investment. Further, you acknowledge that you have had the opportunity to ask questions of, and receive answers from, the officers of the Company concerning the terms and conditions of this investment and to obtain information relating to the organization, operation and business of the Company and of the Company's contracts, agreements and obligations. Except as specifically set forth herein, no representation or warranty is made by the Company to induce you to make this investment, and any representation or warranty not made herein is specifically disclaimed.

     (C) You are making this investment for your own account and are purchasing the Securities for investment purposes only and not with a present view to the resale or other distribution thereof.

     (D) You are making the foregoing representations and warranties with the intent that they may be relied upon by the Company in determining the suitability of the sale of the Securities to you for purposes of federal and state securities laws.

     (E) You further acknowledge that you have been advised that the Securities have not been registered under the provisions of the Act and that the Company has represented to you that the Securities have been offered and sold by the Company in reliance upon an exemption from registration provided in Sections 4(2) and 4(6) of the Act.

     (F) In entering into this Subscription Agreement and in purchasing the Securities, you further acknowledge that:

         (i) The Company has informed you that the Securities have not been offered for sale by means of general advertising or solicitation.

         (ii) If the undersigned is purchasing the Shares subscribed for hereby in a representative or fiduciary capacity, the representations and warranties contained herein shall be deemed to have been made on behalf of the person or persons for whom such Shares are being purchased;

         (iii) The undersigned has not entered into any agreement to pay commissions to any persons with respect to the purchase or sale of the Shares, except commissions for which the undersigned will be responsible;

         (iv) The Securities may not be resold by you in absence of registration under the Act or an available exemption from registration;

         (v) The following legends shall be placed on the Certificate(s) evidencing the Securities:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN OPINION OF

COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED."

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE FURTHER RESTRICTED FROM BEING SOLD OR TRANSFERRED PURSUANT TO CERTAIN HOLDBACK RESTRICTIONS SET FORTH IN A SUBSCRIPTION AGREEMENT BETWEEN THE HOLDER AND THE CORPORATION."

          (iv) The Company may place a stop transfer order on its transfer books against the Securities. Such stop orders will be removed, and further transfer of the Securities will be permitted, as limited by the Holdback provisions described below, upon an effective registration of the Securities, or the receipt by the Company of an opinion of counsel that such further transfer may be effected pursuant to an applicable exemption from registration; and

          (v) The purchase of the Securities involves risks which you have evaluated, and you are able to bear the economic risk of the purchase of the Securities. You have been advised of the current financial condition of the Company and of the possible adverse effects of such financial condition on the Company's general business. You have reviewed in detail the Company's reports as filed with the SEC within the last year and have had an opportunity to discuss same with the Company. In addition, you have had an opportunity to obtain information regarding the industry in which the Company operates and have had an opportunity to evaluate the Company's potential success in such industry.

     (G) The undersigned is a resident of the state, or if a corporation, limited partnership, partnership, limited liability company or other entity, than in the state of such company's formation or principal place of business, as listed below, and a citizen of the United States.

     (H) The undersigned has relied only on the information otherwise provided to him or her in writing by the Company relating to this investment and the Company's filings with the SEC all of which are available at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a World Wide Web site that contains reports, proxy, and information statements, and other information regarding registrants, including the Company, that file electronically with the SEC. The address of the SEC site is http://www.sec.gov.

     (I) The undersigned understands that all documents, records and books pertaining to this investment have been made available for inspection by him or her, his or her attorney and/or his or her accountant.

     (J) The undersigned has had a reasonable opportunity to ask questions of and receive answers from a person acting on behalf of the Company concerning the offering of the Securities and all such questions have been answered to the full satisfaction of the undersigned.

     (K) The undersigned is not purchasing the Securities as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, any seminar or meeting, or any solicitation of a subscription by a person not previously known to the undersigned in connection with investments in securities generally.

     (L) The undersigned has reached the age of majority in the state in which the undersigned resides, has adequate means of providing for the undersigned's current needs and personal contingencies, is able to bear the substantial economic risks of an investment in the Securities for an indefinite period of time, has no need for liquidity in such investment, and is prepared to lose his or her entire investment in the Securities.

     (M) The undersigned's overall commitment to investments that are not readily marketable is not, and his acquisition of the Securities will not cause such overall commitment to become, disproportionate to his or her net worth. You acknowledge that you have made your own investigation concerning the business and affairs of the Company and, in that connection, you acknowledge the previous receipt of the Offering Materials.

     (N) (i) The undersigned agrees to indemnify and hold harmless the Company, the officers, directors and affiliates of the Company, and each other person, if any, who controls the Company, within the meaning of
          Section 15 of the Act, against any and all loss, liability, claim, damage and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever arising out of or based upon any false representation or warranty, breach or failure by the undersigned to comply with any covenant or agreement made by the undersigned herein or in any other document furnished by the undersigned to any of the foregoing in connection with this transaction.

          (ii) In the event of a registration of any of the Restricted Stock (as defined below) under the Act pursuant to the terms of this Subscription Agreement, each seller of such Restricted Stock thereunder, severally and not jointly, will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Act, each officer of the Company who signs the Registration Statement (as defined below), each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, underwriter or controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement under which such Restricted Stock was registered for resale under the Act pursuant to the terms of this Subscription Agreement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission made in reliance upon and in conformity with information pertaining to such seller, furnished in writing to the Company by such seller specifically for use in such Registration Statement or prospectus; and, provided, further, that the liability of each seller hereunder shall be limited to the proceeds received by such seller from the sale of Restricted Stock covered by such Registration Statement.

     (O) The undersigned hereby acknowledges and agrees, subject to any applicable state securities law and except as contemplated by the escrowing of a portion of the subscription pursuant to this Subscription Agreement and the Escrow Agreement, a copy of which is attached as Appendix D, that the subscription and application hereunder are irrevocable, that the undersigned is not entitled to cancel, terminate or revoke this Subscription Agreement or any agreements of the undersigned hereunder and that this Subscription Agreement and such other agreements shall survive the death or disability of the undersigned and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns. If the undersigned is more than one person, the obligations of the undersigned hereunder shall be joint and several, and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his heirs, executors, administrators, successors, legal representatives and assigns. Neither this Subscription Agreement nor any provisions hereof shall be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any such waiver, modification, discharge or termination is sought. Any notice, demand or other communication which any party hereto may be required, or may elect, to give to anyone interested hereunder shall be sufficiently given if (a) deposited, postage prepaid, in a United States mail box, stamped, registered or certified mail, return receipt requested, addressed to such address as may be listed on the books of the Company or (b) delivered personally at such address.

     As an inducement to the undersigned to enter into this Subscription Agreement and to purchase the Shares, the Company hereby represents and warrants to the undersigned as follows:

     (A) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to issue the Shares and to perform its obligations under this Subscription Agreement.

     (B) The Shares, when issued and delivered against payment therefore pursuant to terms of this Subscription Agreement, and shares of Common Stock, when issued and delivered upon conversion of the Series B Preferred Stock, will be duly authorized, validly issued, fully paid and enforceable in accordance with their respective terms and the terms of this Subscription Agreement.

     (C) The execution, delivery and performance of this Subscription Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby

(including, without limitation, the issuance or reservation for issuance of the Conversion Shares) will not (i) result in a violation of the Certificate of Incorporation or Bylaws of the Company or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or to the Company's knowledge result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws and regulations) applicable to the Company or by which any property or asset of the Company is bound or affected. Except as specifically contemplated by this Subscription Agreement and as required under the Act and any applicable state securities laws, to its knowledge the Company is not required to obtain any consent, approval, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self regulatory agency in order for it to execute, deliver or perform any of its obligations under this Subscription Agreement in accordance with the terms hereof. To its knowledge, (i) the Company is not in violation of the listing requirements of the NASDAQ Small Cap Market ("NASDAQ"), (ii) no event or circumstance has occurred or presently exists which could result in the Company being in violation of the listing requirements, and (iii) the Company does not reasonably anticipate that the Common Stock will be delisted by NASDAQ for the foreseeable future.

     (D) This Subscription Agreement and the Offering have been duly authorized by all necessary corporate action on behalf of the Company, except for stockholder approval of the offering of Shares in excess of 2,700,000 shares of Common Stock. This Subscription Agreement has been duly executed and delivered by authorized officers of the Company, is a valid and binding agreement on the part of the Company and is enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws and equitable principles relating to or limiting creditors' rights generally. All corporate actions necessary for the authorization, issuance and delivery of the Shares against payment therefore, and shares of Common Stock upon conversion of the Series B Preferred Stock in accordance with the Offering, shall have been taken by the Company upon the closing.

     (E) As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of (i) 40,000,000 shares of Common Stock, par value $.01 per share, of which 13,556,188 shares are validly issued and outstanding, fully paid and nonassessable, a portion of which is subject to certain vesting schedules, and (ii) 1,000,000 shares of Preferred Stock, par value $.01 per share, of which 300,000 shares are designated Series A Preferred Stock. The rights, preferences, restrictions and privileges in respect of each class and series of authorized capital stock of the Company are as set forth in the Certificate of Incorporation, and all such rights, preferences and privileges are valid, binding and enforceable and in accordance with all applicable laws. All of the outstanding securities of the Company were issued in compliance with all applicable Federal and state securities laws.

     (F) Since the date of the Company's filing of its report on Form 10-QSB for the quarter ended December 31, 1998, there have not been any material changes in the business, or financial condition or operations of the Company.

     (G) Since March, 1998, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "34 Act") (all of the foregoing filed prior to the date hereof and after March, 1998, and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being referred to as the "SEC Documents"). The Company has made available to the undersigned true and complete copies of the SEC Documents, except for the exhibits and schedules thereto and the documents incorporated therein. As of their respective dates, the SEC Documents complied as to form in all material respects with the requirements of the 34 Act, or the Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (H) Except as disclosed in the SEC Documents, the Company has not received notice of any action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body including, without limitation, the SEC or NASDAQ, pending nor, to the knowledge of the Company, is any such action threatened against or affecting the Company, or any of their respective directors or officers in their capacities as such which will have a material adverse effect on the Company. There are no facts which, if known by a potential claimant or governmental authority, could give rise to a claim or proceeding which, if asserted or conducted with results unfavorable to the Company, could have a material adverse effect on the Company, its business or its financial condition or operations.

     (I) All information relating to or concerning the Company set forth in this Subscription Agreement, incorporated in this Subscription Agreement by reference, or provided to the undersigned in connection with the transactions contemplated hereby is true and correct in all material respects and the Company has not omitted to state any material fact necessary in order to make the statements made herein or therein, in light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or exists with respect to the Company or its respective businesses, properties, prospects, operations or financial conditions, which has not been publicly disclosed but, under applicable law, rule or regulation, would be required to be disclosed by the Company in a registration statement filed on the date hereof by the Company under the Act with respect to a primary issuance of the Company's securities.

     (J) The Company is currently eligible to register the resale of its Common Stock on a registration statement on Form S-3 under the Act. To the best of its knowledge, there exist no facts or circumstances that would prohibit or delay the preparation and filing of a registration statement on Form S-3 with respect to the shares of Common Stock issued or issuable upon conversion of the Series B Preferred Stock and any other securities issued with respect thereto by way of dividends, stock splits, recapitalization, merger, consolidation or otherwise (the "Restricted Stock").

     (K) Except as disclosed in the SEC Documents, since March, 1998, the Company has not (i) borrowed any amount or incurred any liability (absolute or contingent), except current liabilities incurred and liabilities under contracts entered into in the ordinary course of business, (ii) entered into any contract, agreement, transaction or other arrangement with any officer, director, employee or other affiliate of the Company, (iii) declared or made any payment or distribution to stockholders or purchased or redeemed any shares of its capital stock or other security, (iv) mortgaged, pledged or subjected to lien any of its assets, tangible or intangible, other than liens of current real property taxes not yet due and payable, (v) sold, assigned or transferred any of its tangible assets except in the ordinary course of business, or canceled any debt or claim,
(vi) sold, assigned, or transferred any patents, trademarks, trade names, copyrights, trade secrets or other intangible assets, (vii) suffered any loss of property or waived any right of substantial value, (viii) made any change in officer compensation, (ix) made any material change in the manner of business or operations of the Company, or (x) entered into any commitment to do any of the foregoing.

     (L) To the best of its knowledge, the Company owns or is licensed to use all patents, patent applications, trademarks, trademark applications, trade names, service marks, service mark applications, copyrights, copyright applications, licenses, permits, inventions, discoveries, processes, scientific, technical, engineering and marketing data, object and source codes, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and other similar rights and proprietary knowledge (collectively, the "Intellectual Property") necessary for the conduct of its business as now being conducted. To the best knowledge of the Company, the Company is not infringing on or in conflict with any right of any other person with respect to any Intellectual Property which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the Company. The Company has not received notice of any pending conflict with or infringement upon such third party Intellectual Property. The Company has not entered into any consent, indemnification, forbearance to sue or settlement agreement with respect to the validity of the Company's ownership or right to use its Intellectual Property and, to the best knowledge of the Company, there is no reasonable basis for any such claim to be successful. To the best of the Company's knowledge, the Intellectual Property is valid and enforceable and no registration relating thereto has lapsed, expired or been abandoned or canceled or is the subject of cancellation or other adversarial proceedings, and all applications therefor are pending and in good standing. The Company has complied in all material respects with its contractual obligations relating to the protection of the Intellectual Property used pursuant to licenses. To the best knowledge of the Company, no person is infringing on or violating the Intellectual Property owned or used by the Company.

     (M) The Company warrants that all of its Intellectual Property, as applicable ("Software"), is Millennium Compliant. For the purposes of this Subscription Agreement,

"Millennium Compliant" means that:

          (i) The functions, calculations, and other computing processes of the Company's Software (collectively, "Processes") perform in an accurate manner regardless of the date in time on which the Processes are actually performed and regardless of the date input to the Company's Software, whether before, on or after January 1, 2000 and whether or not the dates are affected by leap years;

          (ii) The Company's Software accepts, stores, sorts, extracts, sequences, and otherwise manipulates date inputs and date values, and returns and displays date values, in an accurate manner regardless of the dates used, whether before, on or after January 1, 2000;

          (iii) The Company's Software will function without interruptions caused by the date in time on which the Processes are actually performed or by the date input to the Company's Software, whether before, on, or after January 1, 2000;

          (iv) The Company's Software accepts and responds to two digit year and four digit year date input in a manner that resolves any ambiguities as to the century in a defined, predetermined and accurate manner; and

          (v) The Company's Software displays, prints and provides electronic output of date information in ways that are unambiguous as to the determination of the century.

     The Company represents that the Company's Software in and of itself does not function in a manner that is dependent on date and time values, therefore, by its nature it is Millennium Compliant. The Company makes no representation or warranty that another entity's failure to be Millennium Compliant will not have an adverse effect on the Company.

     (N) (i) The Company agrees to indemnify and hold harmless the undersigned, the officers, directors and affiliates of the undersigned, and each other person, if any, who controls the undersigned, within the meaning of Section 15 of the Act, against any and all loss, liability, claim, damage and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever arising out of or based upon any false representation or warranty, breach or failure by the Company to comply with any covenant or agreement made by the Company herein or in any other document furnished by the Company to any of the foregoing in connection with this transaction.

     (ii) In the event of a registration of any of the Restricted Stock under the Act pursuant to this Subscription Agreement, the Company will indemnify and hold harmless each seller of such Restricted Stock thereunder, and the directors, officers, partners, members, employees and agents of each such seller, each underwriter of such Restricted Stock thereunder and each other person, if any, who controls such sellers or underwriters within the meaning of the Act, against any losses, claims, damages or liabilities, joint or several, to which such sellers, underwriters or controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Restricted Stock was registered under the Act pursuant to Sections 4 or 5, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, (ii) arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) arise out of any violation or alleged violation by the Company of any rule or regulation promulgated under the Act or any applicable states securities law in connection with any such registration, and will reimburse each such seller, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable to any seller in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission so made in conformity with information furnished by any such seller in writing specifically for use in such Registration Statement or prospectus, or any amendment or supplement thereof.

     As an inducement to the undersigned to enter into this Subscription Agreement and to purchase the Shares, the Company hereby covenants and agrees as follows:

     Required Registration.

     (A) Within 90 days following the special meeting of the stockholders of the Company to approve the issuance of 23,000 shares of Series B Preferred Stock (the "Special Meeting"), the Company will file a registration statement on Form S-3, or such other form as is available, if Form S-3 is unavailable, with the SEC to register for resale under the Act all of the shares of Common Stock underlying the Series B Preferred Stock being subscribed for by the undersigned (the "Registration Statement").

     (B) In the event the Company fails to file the Registration Statement within the ninety (90) day period set forth in Subsection (A) above, then the Company shall pay the undersigned an amount equal to 1% of the stated value of $100 per share for each share of Series B Preferred Stock held by the undersigned per month computed on a pro rata basis for the period beginning on the date 90 days after the Special Meeting and ending on such date as the Company files the Registration Statement. The payment required under this Subsection (B) may at the election of the Company be paid to the undersigned in the form of cash, Common Stock or Series B Preferred Stock, such shares of Common Stock or Series B Preferred Stock being valued as follows: (i) in the case of Common Stock, such shares shall be valued at the average closing price for such shares as reported on NASDAQ during the period for which such amount is computed, and (ii) in the case of Series B Preferred Stock, such shares shall be valued at their stated value of $100 per share. No payment shall be required under this Subsection (B) if the sole cause of the delay in filing the Registration Statement is the undersigned's failure to comply with its obligations under Subsection (C) (ii).

     (C) Registration Procedures.

          (i) All expenses incurred by the Company in connection with the registration under subsection (A) above, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of the Company's counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc. and fees of transfer agents and registrars, shall be borne by the Company. In connection with the registration under Subarticle (A) above, the Company shall (1) use all reasonable efforts to cause the Registration Statement to promptly become effective and remain effective for a period of at least two years; (2) use all reasonable efforts to register and qualify the shares covered by the Registration Statement under such applicable state securities laws as the undersigned shall request to enable the public sale or other disposition in such jurisdictions of such shares; and (3) take such other actions as are reasonable to comply with the requirements of the Act and the 34 Act, and the regulations thereunder.

          (ii) In connection with each registration hereunder, the sellers of Restricted Stock will furnish to the Company in writing such information with respect to themselves and the proposed distribution by them and execute such documents regarding the sale of the Restricted Stock as reasonably shall be necessary in order to assure compliance with federal and applicable state securities laws.

     (D) Holdback. The undersigned agrees that it will not sell, transfer or otherwise dispose of any Shares during the 90 day period following the closing of the initial sale and purchase of shares of Series B Preferred Stock. Upon the expiration of such 90 day period and the effectiveness of the Registration Statement, the undersigned may sell, transfer or otherwise dispose under the Registration Statement of up to 16.7% of the shares of Common Stock which may be acquired upon conversion of the Series B Preferred Stock being purchased by the undersigned (the "Unrestricted Registered Shares"). The undersigned may assign its right to another subscriber in the Offering. Any sales, transfers or other dispositions under the Registration Statement of Common Stock acquired upon conversion of the Series B Preferred Stock in excess of the Unrestricted Registered Shares shall be subject to the volume limitations set forth in Rule 144(e) under the Act until such shares may be sold free of such volume limitations under Rule 144(k) under the Act.

     (E) Availability of Rule 144. The Company covenants that it will use all reasonable efforts to file the reports required to be filed by the Company under the Act and the 34 Act, so as to enable the undersigned to sell the Shares pursuant to Rule 144 under the Act. In connection with any sale by any holder of any Shares pursuant to Rule 144 under the Act, the Company shall cooperate with the undersigned to facilitate the timely preparation and delivery after such sale of Shares certificates not bearing any restrictive legend required by the Act.

     This Subscription Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart. This Subscription Agreement contains the entire agreement of the parties with respect to the subject matter hereof and there are no representations, covenants or other agreements except as stated or referred to herein. Each provision of this Subscription Agreement is intended to be severable from every other provision, and the invalidity or illegality of any portion hereof shall not affect the validity or legality of the remainder hereof.

     This Subscription Agreement is not transferable or assignable by the undersigned except as may be provided herein. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California as applied to residents of that state executing contracts wholly to be performed in that state.

     Please sign and return two copies of this Subscription Agreement. A countersigned copy of this Subscription Agreement will be returned to you, together with your Securities. For the purpose of having the Securities prepared, please indicate the exact manner in which the Certificate representing the Securities is to be made out in the space provided for below.

Date Executed: March 3, 1999.

Number of shares of Series B Preferred Stock subscribed for:              16,200

Number of shares of Common Stock subscribed for:                               0

Cost of shares of Series B Preferred Stock:                    $100.00 per share

Cost of shares of Common Stock:                                  $1.00 per share

Amount of check or wire to be delivered to the Company upon
execution and delivery of this Subscription Agreement:                $1,620,000

Amount of check or wire to be delivered to the Escrow Agent
upon execution and delivery of this Subscription Agreement:                   $0


Agreed to and Accepted by:
(Individual)                               (Corp., Partnership or Trust)


/s/ Irwin Gross                            Interactive Flight Technologies, Inc.
------------------------------             -------------------------------------
Signature of Subscriber                    Name of Corp., Partnership or Trust


                                           By: /s/ Irwin Gross
                                               ---------------------------------
                                               Name:  Irwin Gross
                                               Title: Chairman

Certificate for Securities issued to the following:


Interactive Flight Technologies, Inc.
--------------------------------------
Name


4041 N. Central Ave., #B200
Phoenix, Arizona 85012
--------------------------------------
Address


11-3197148
--------------------------------------
SS # or Fed. Tax Id. #


Arizona
--------------------------------------
State of Residency (principal offices)


Delaware
-------------------------------
State of Incorporation


         The foregoing subscription is accepted by the Company to the extent of 16,200 shares of Series B Preferred Stock/____ shares of Common Stock this 5th day of March, 1999.


                                            Very truly yours,

                                            U.S. WIRELESS CORPORATION


                                            By: /s/ Oliver Hilsenrath
                                                --------------------------------
                                                Dr. Oliver Hilsenrath, President

                                   APPENDICES

     Appendix A - Accredited Investor Criteria

     Appendix B - Restated Certificate of Incorporation

     Appendix C - Risk Factors

     Appendix D - Escrow Agreement

     Please sign and return two copies of this Subscription Agreement. A countersigned copy of this Subscription Agreement will be returned to you, together with your Securities. For the purpose of having the Securities prepared, please indicate the exact manner in which the Certificate representing the Securities is to be made out in the space provided for below.

Date Executed: March 3, 1999.


Number of shares of Series B Preferred Stock subscribed for:              13,800

Number of shares of Common Stock subscribed for:                               0

Cost of shares of Series B Preferred Stock:                    $100.00 per share

Cost of shares of Common Stock:                                  $1.00 per share

Amount of check or wire to be delivered to the Company upon
execution and delivery of this Subscription Agreement:                        $0

Amount of check or wire to be delivered to the Escrow Agent
upon execution and delivery of this Subscription Agreement:           $1,380,000

Agreed to and Accepted by:
(Individual)                               (Corp., Partnership or Trust)


                                           Interactive Flight Technologies, Inc.
                                           -------------------------------------
                                           Name of Corp., Partnership or Trust


                                           By: Irwin Gross
                                              ----------------------------------
                                              Name:  Irwin Guss
                                              Title: Chairman

Certificate for Securities issued to the following:

Interactive Flight Technologies, Inc.
------------------------------------------
Name

4041 N. Central Ave., #B200
Phoenix, Arizona 85012
------------------------------------------
Address

11-3197148
------------------------------------------
SS# or Fed. Tax Id. #

Arizona
------------------------------------------
State of Residency (principal offices)

Delaware
------------------------------------------
State of Incorporation


     The foregoing subscription is accepted by the Company to the extent of 13,800 shares of Series B Preferred Stock/____ shares of Common Stock this 5th day of April, 1999.

                                           Very truly yours,

                                           U.S. WIRELESS CORPORATION


                                           By: /s/ Oliver Hilsenrath
                                              ----------------------------------
                                              Dr. Oliver Hilsenrath, President

     Please sign and return two copies of this Subscription Agreement. A countersigned copy of this Subscription Agreement will be returned to you, together with your Securities. For the purpose of having the Securities prepared, please indicate the exact manner in which the Certificate representing the Securities is to be made out in the space provided for below.

Date Executed: March 4, 1999.


Number of shares of Series B Preferred Stock subscribed for:               5,400

Number of shares of Common Stock subscribed for:                               0

Cost of shares of Series B Preferred Stock:                    $100.00 per share

Cost of shares of Common Stock:                                  $1.00 per share

Amount of check or wire to be delivered to the Company upon
execution and delivery of this Subscription Agreement:                  $540,000

Amount of check or wire to be delivered to the Escrow Agent
upon execution and delivery of this Subscription Agreement:                   $0

Agreed to and Accepted by:
(Individual)                               (Corp., Partnership or Trust)


                                           Liberty Ventures I, L.P.
                                           -------------------------------------
                                           Name of Corp., Partnership or Trust


                                           By: XXXXXXXXX
                                              ----------------------------------
                                              Name:
                                              Title:

Certificate for Securities issued to the following:

Liberty Ventures I, L.P.
------------------------------------------
Name

200 S. Broad Street, 8th Floor
c/o Liberty Ventures, Inc.
Philadelphia, PA 19103
------------------------------------------
Address

232791398
------------------------------------------
SS# or Fed. Tax Id. #

Pennsylvania
------------------------------------------
State of Residency (principal offices)

Delaware
------------------------------------------
State of Organization


     The foregoing subscription is accepted by the Company to the extent of 5,400 shares of Series B Preferred Stock/____ shares of Common Stock this 15th day of March, 1999.

                                           Very truly yours,

                                           U.S. WIRELESS CORPORATION


                                           By: /s/ Oliver Hilsenrath
                                              ----------------------------------
                                              Dr. Oliver Hilsenrath, President

     Please sign and return two copies of this Subscription Agreement. A countersigned copy of this Subscription Agreement will be returned to you, together with your Securities. For the purpose of having the Securities prepared, please indicate the exact manner in which the Certificate representing the Securities is to be made out in the space provided for below.

Date Executed: March 4, 1999.


Number of shares of Series B Preferred Stock subscribed for:               4,600

Number of shares of Common Stock subscribed for:                               0

Cost of shares of Series B Preferred Stock:                    $100.00 per share

Cost of shares of Common Stock:                                  $1.00 per share

Amount of check or wire to be delivered to the Company upon
execution and delivery of this Subscription Agreement:                        $0

Amount of check or wire to be delivered to the Escrow Agent
upon execution and delivery of this Subscription Agreement:             $460,000

Agreed to and Accepted by:
(Individual)                               (Corp., Partnership or Trust)


                                           Liberty Ventures I, L.P.
                                           -------------------------------------
                                           Name of Corp., Partnership or Trust


                                           By: XXXXXXXXX
                                              ----------------------------------
                                              Name:
                                              Title:

Certificate for Securities issued to the following:

Liberty Ventures I, L.P.
------------------------------------------
Name

200 S. Broad Street, 8th Floor
c/o Liberty Ventures, Inc.
Philadelphia, PA 19103
------------------------------------------
Address

232791398
------------------------------------------
SS# or Fed. Tax Id. #

Pennsylvania
------------------------------------------
State of Residency (principal offices)

Delaware
------------------------------------------
State of Organization


     The foregoing subscription is accepted by the Company to the extent of 4,600 shares of Series B Preferred Stock/____ shares of Common Stock this 5th day of April, 1999.

                                           Very truly yours,

                                           U.S. WIRELESS CORPORATION


                                           By: /s/ Oliver Hilsenrath
                                              ----------------------------------
                                              Dr. Oliver Hilsenrath, President

     Please sign and return two copies of this Subscription Agreement. A countersigned copy of this Subscription Agreement will be returned to you, together with your Securities. For the purpose of having the Securities prepared, please indicate the exact manner in which the Certificate representing the Securities is to be made out in the space provided for below.

Date Executed: March 9, 1999.


Number of shares of Series B Preferred Stock subscribed for:               5,400

Number of shares of Common Stock subscribed for:                               0

Cost of shares of Series B Preferred Stock:                    $100.00 per share

Cost of shares of Common Stock:                                  $1.00 per share

Amount of check or wire to be delivered to the Company upon
execution and delivery of this Subscription Agreement:                  $540,000

Amount of check or wire to be delivered to the Escrow Agent
upon execution and delivery of this Subscription Agreement:                   $0

Agreed to and Accepted by:
(Individual)                               (Corp., Partnership or Trust)


                                           WT Holding, Inc.
                                           -------------------------------------
                                           Name of Corp., Partnership or Trust


                                           By: /s/ Edward J. Rosner
                                              ----------------------------------
                                              Name: Edward J. Rosner
                                              Title: President

Certificate for Securities issued to the following:

WT Holding, Inc.
------------------------------------------
Name

225 S. 4th Street
Philadelphia, PA 19106
------------------------------------------
Address

Applied for
------------------------------------------
SS# or Fed. Tax Id. #

Virginia
------------------------------------------
State of Residency (principal offices)

Delaware
------------------------------------------
State of Incorporation


     The foregoing subscription is accepted by the Company to the extent of 5,400 shares of Series B Preferred Stock/____ shares of Common Stock this 25th day of March, 1999.

                                           Very truly yours,

                                           U.S. WIRELESS CORPORATION


                                           By: /s/ Oliver Hilsenrath
                                              ----------------------------------
                                              Dr. Oliver Hilsenrath, President

     Please sign and return two copies of this Subscription Agreement. A countersigned copy of this Subscription Agreement will be returned to you, together with your Securities. For the purpose of having the Securities prepared, please indicate the exact manner in which the Certificate representing the Securities is to be made out in the space provided for below.

Date Executed: March 9, 1999.


Number of shares of Series B Preferred Stock subscribed for:               4,600

Number of shares of Common Stock subscribed for:                               0

Cost of shares of Series B Preferred Stock:                    $100.00 per share

Cost of shares of Common Stock:                                  $1.00 per share

Amount of check or wire to be delivered to the Company upon
execution and delivery of this Subscription Agreement:                        $0

Amount of check or wire to be delivered to the Escrow Agent
upon execution and delivery of this Subscription Agreement:             $460,000

Agreed to and Accepted by:
(Individual)                               (Corp., Partnership or Trust)


                                           WT Holding, Inc.
                                           -------------------------------------
                                           Name of Corp., Partnership or Trust


                                           By: Edward J. Rosner
                                               ---------------------------------
                                               Name:  Edward J. Rosner
                                               Title: President

Certificate for Securities issued to the following:

WT Holding, Inc.
------------------------------------------
Name

225 S. 4th Street, #104
Philadelphia, PA 19106
------------------------------------------
Address

Applied for
------------------------------------------
SS# or Fed. Tax Id. #

Virginia
------------------------------------------
State of Residency (principal offices)

Delaware
------------------------------------------
State of Organization


     The foregoing subscription is accepted by the Company to the extent of 4,600 shares of Series B Preferred Stock/____ shares of Common Stock this 5th day of April, 1999.

                                           Very truly yours,

                                           U.S. WIRELESS CORPORATION


                                           By: /s/ Oliver Hilsenrath
                                              ----------------------------------
                                              Dr. Oliver Hilsenrath, President

                        U.S. WIRELESS CORPORATION PRIVATE
                      Amendment No. 1 dated March 23, 1999
                                     to the
                     Subscription Agreement dated March 1999


     The subscription agreement (inclusive of appendicies and exhibits thereto, collectively referred to as (the "Subscription Agreement") by and between U.S. Wireless Corporation (the "Company") and the undersigned dated as of the date of execution, is hereby supplemented as follows:

     The defined terms in the Subscription Agreement are deemed to be applicable herein, except as otherwise amended herein. All references herein to page numbers, appendices and/or exhibits, refer to page numbers, appendicies and/or exhibits of and to the Subscription Agreement.

Amendment to the terms of the Series B Preferred Stock

References in the Subscription Agreement to the designated rights and preferences of the shares of the Series B Preferred Stock shall be amended to reflect a change in the conversion feature to provide that each share of Series B Preferred Stock converted into shares of Common Stock within 12 months of the date such Series B Preferred Stock was issued to the undersigned shall be convertible at a conversion rate equal to $1.50 per share of Common Stock. In addition, the mandatory conversion provision shall commence 12 months from issuance.

     Subarticles (D)(vi)(a) and (e) of Article Fourth of the Amended and Restated Certificate of Incorporation of the Company dated as filed on March 5, 1999, annexed to the Subscription Agreement as Appendix B, shall be amended, and a certificate of amendment filed in the state of Delaware, to read as follows:

"(a) Subject to, and upon compliance with, the provisions of this Subarticle
(vi) (including, without limitation, the mandatory conversion provision of Subarticle (e) of this Subarticle (vi), the holder of a share of Series B Preferred Stock designated shall have the right, at such holder's option, at any time commencing ninety (90) days from issuance, to convert each share of Series B Preferred Stock into one hundred (100) validly issued, fully paid and non-assessable shares of Common Stock of the Corporation which is based on a stated value of $100 per share of Series B Preferred Stock divided by a conversion rate equal to $100 per share of Common Stock. Notwithstanding the provisions of this subarticle, each share of Series B Preferred Stock voluntarily converted within 12 months of issuance shall be converted into sixty-seven (67) validly issued fully paid and non-assessable shares of Common Stock of the Corporation, which is based on a stated value of $1.00 per share of Series B Preferred Stock divided by a conversion rate equal to $1.50 per share of Common Stock. The stated value of the shares of Series B Preferred Stock divided by the conversion rate, as applicable, shall be referred herein as the "Series B Conversion Price"."

"(e) Mandatory Conversion. Commencing 12 months from issuance, upon the occurrence of an Event of Conversion (as defined below), each share of Series B Preferred Stock then outstanding shall, by virtue of, and simultaneously with, the occurrence of the Event of Conversion and without any action an the part of the holder thereof, be automatically converted into one hundred (100) validly issued, fully paid and non-assessable Common Shares (subject to any prior adjustments, as provided in Subarticle (vi)(d) above) for the shares of Series B Preferred Stock being converted. The term "Event of Conversion" shall mean the occurrence of the closing price per share for the Corporation's common stock having been at least $5.00 for a consecutive 30 trading day period."

     3. Except at, provided herein all other terms and conditions to the Subscription Agreement shall remain in full force and effect as of the dates of execution.

     Please read carefully and review this Amendment No. 1 and please execute the Agreement and Acknowledgment below. By your execution of this Amendment No. 1, you hereby reconfirm your subscription for the shares previously subscribed.



AGREED TO AND ACCEPTED:
(INDIVIUAL)                                 If a CORP., PARTNERSHIP OR TRUST:


------------------------------------        -----------------------------------
Name of Subscriber                          Name of Corp., Partnership or Trust


_____________________________________       By: _______________________________
Signature of Subscriber                         Name:
                                                Title:


Date Executed: March ___, 1999

                            U.S. WIRELESS CORPORATION

                       Amendment No. 3 dated July 20, 1999
                                     to the
                    Subscription Agreement dated March 1999,
                     Amendment No. 2 dated April 6, 1999 and
                      Amendment No. 1 dated March 23, 1999



     The subscription agreement (inclusive of amendments, appendices and exhibits thereto, collectively referred to as the "Subscription Agreement") by and between U.S. Wireless Corporation (the "Company") and the undersigned dated as of the date of execution, is hereby supplemented as follows:

     The defined terms in the Subscription Agreement are deemed to be applicable herein, except as otherwise amended herein. All references herein to page numbers, appendices and/or exhibits refer to page numbers, appendices and/or exhibits of and to the Subscription Agreement.

Amendment to Registration Rights Provisions

     1. The registration rights provisions in the Subscription Agreement are hereby amended to terminate the requirement that the Company file a registration statement within 90 days of the Company's April 5, 1999 shareholders meeting, thereby requesting the termination of the Form S-3 registration statement which is currently filed and pending with the Securities and Exchange Commission.

     2. In consideration for the holders of the Series B Preferred Stock consenting to the provisions of Paragraph 1 above, the Company grants to the holders of the Series B Preferred Stock the following demand registration right:

     a. If the holders of more than 50% of the shares of the Company's Common Stock (the "Shares") underlying the shares of Series B Preferred Stock, (all of such holders collectively called "Holders") shall at any time on one occasion, give notice to the Company to the effect that the Holders contemplate the transfer of all or any part of the Shares in a manner which may constitute a public offering thereof in the United States, then the Company shall as soon as practicable, but in any event within 30 days, file a registration statement pursuant to the 1933 Act, in order that the Shares may be sold under the Act as promptly and practicable thereafter, and the Company will use its best efforts to cause such registration to become effective; provided that the Holders shall furnish the Company with appropriate information (relating to the intentions of the Holders), in connection therewith as the Company shall reasonably request in writing.

     b. When the Company proposes to file a Registration Statement for a public offering, it will, prior to such filing, give 20 days written notice to all Holders of its intention to do so.

     c. In the event the Company is in the middle of a year end audit during the time that the request is made pursuant to subparagraph 2(a), then the Company shall have the right to extend its time to file from 30 days from the date of notice to 10 days after the filing of its audited statements with the Securities and Exchange Commission. In addition, if at the time of the request, or during the registration process the Company has fixed plans to engage in a registered public offering or another activity which in the good faith opinion of the Board of Directors would be adversely affected by the requested registration, then the Company may direct that the request be delayed for a period not to exceed 90 days from the effective date of such registration or material activity.

     d. In the event the Company fails to file the Registration Statement within the period set forth herein, then the Company shall pay the undersigned an amount equal to 1% of the stated value of $100 per share for each share of Series B Preferred Stock held by the undersigned per month computed on a pro rata basis. The payment required under this subparagraph may at the election of the Company be paid to the undersigned in the form of cash, Common Stock or Series B Preferred Stock, such shares of Common Stock or Series B Preferred Stock being valued as follows: (i) in the case of Common Stock, such shares shall be valued at the average closing price for such shares as reported an NASDAQ during the period for which such amount is computed, and (ii) in the case of Series B Preferred Stock, such shares shall be valued at their stated value of $100 per share. No payment shall be required under this subparagraph if the sole cause of the delay in filing the Registration Statement is the undersigned's failure to comply with its obligations to provide information to the Company as provided for in subparagraph 2(a).

     3. Except a provided herein all other terms and conditions to the Subscription Agreement shall remain in full force and effect as of the dates of execution.

     Please read carefully and review this Amendment No. 3 and please execute the Agreement and Acknowledgment below. By your execution of this Amendment No. 3, you hereby reconfirm your subscription for the shares previously subscribed.

Dated as of July 20,1999


     AGREED TO AND ACCEPTED:


By
  ------------------------------------           -------------------------------
  Name:                                          Name of Company
  Title: